RECEIVED
2006 MAR -6 P 4:30

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

SUPPL

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified that Steve Mogford, a Director, exercised an option over 54,556 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Scheme on 28 February 2006 and subsequently sold 35,190 of these shares. The consideration for the exercise of shares under option was 274.75 pence per share, the sale price was 426 pence per share, and the transaction took place on 28 February 2006 on the London Stock Exchange. The retained shares have been registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

1 March 2006




06011402

RECEIVED
2006 MAR -6 P 4:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

dlw 3/7

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 February 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 439 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	29
Ian King	29

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 5,040 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors and potential participants in the BAE Systems Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 109,274 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- Mark Ronald
- George Rose
- Mike Turner.

24 February 2006